                                   EXHIBIT 18



May 14, 1997

To the Board of Directors
of Amax Gold Inc.

Dear Directors:

We have been furnished with a copy of the Company's Form 10-Q for the quarter ended March 31, 1997. Note 2 therein describes changes in the method of determining the cost of inventories from the last-in, first-out to the three-month rolling average method and to include depreciation in the cost of inventories. It should be understood that the preferability of one acceptable method of inventory accounting over another has not been addressed in any authoritative accounting literature and in arriving at our opinion expressed below, we have relied on management's business planning and judgment. Based upon our discussions with management and the stated reasons for the changes, we believe that such changes represent, in your circumstances, the adoption of preferable alternative accounting principles for inventories in conformity with Accounting Principles Board Opinion No. 20.

We have not made an audit in accordance with generally accepted auditing standards of the financial statements of Amax Gold Inc. for the three-month periods ending March 31, 1997 or March 31, 1996 and, accordingly, we express no opinion thereon or on the financial information filed as part of the Form 10-Q of which this letter is to be an exhibit.

Very truly yours,

PRICE WATERHOUSE LLP